United States Securities and Exchange Commission (SEC)                                  September 12, 2012
Division of Corporate Finance
Office of Chief Accountant

Reference: SEC File No. 000-30311, Gold Horse International Form 10-K for FY ended June 30, 2011,
SEC letter dated May 7, 2012

Dear SEC:

I am a shareholder of Gold Horse International (10%+ owner and Form 4 filer). SEC correspondence recently filed on EDGAR indicates that Gold Horse has not responded to the referenced letter, and that the SEC may take action consistent with its obligations and as deemed appropriate. Given this impasse, I feel compelled to provide a response, as the answers to many of the SEC's questions may be found within the company's historical filings and previous response (dated April 24, 2012), although some information assembly is required.

I have not been in contact with the company, and, to the extent that the responses herein make inferences/conclusions not based strictly on information stated within SEC filings, these responses represent my own opinion and not necessarily that of the company.

My responses to the questions posed by the SEC in the referenced letter are as follows:

Question:
1. In your response to prior comment 1 you state you will "discuss the analysis in the Management's
Discussion and Analysis if the cash requirement is material in future filings." We note the loan from the
Bank of Jingu bears annual interest at over 16%, and your other loans have interest rates from 18% to
24%. Please confirm you will quantify your interest commitments in a footnote to the table of contractual obligations and provide us with an example of your intended future disclosure based on the status as of your June 30, 2011, year-end.

Response:
1.  Gold Horse fully answered the original question and agrees to comply with Release 33-8350. The additional required correspondence does not hold the promise of providing additional information to investors. From the debt tables supplied by Gold Horse International (Gold Horse) in the referenced
Form 10-K, the interest payment commitments are simply calculated as $838,877 due within 1 year and
$2,088,490 due within 1-3 years. Gold Horse has provided investors a summary of interest commitments in the past during such times that the commitments were not easily calculated (see Forms 10-K for fiscal year (FY) 2008 and FY 2009 when convertible debt with penalties applied). Interest payment commitments are not readily comparable between Chinese companies, due to the high use of short-term debt; therefore the addition of a discussion of interest payment obligations may provide no value, and could possibly result in mistaken conclusions on the part of investors. Most other small Chinese
companies do not offer this disclosure.   For example, neither Feihe International nor American Lorain
(both Chinese reverse-mergers, and both larger than Gold Horse in terms of revenues and shareholder's equity) provide disclosure of interest commitments, even though interest expense for Feihe and American
Lorain are a much higher percentage of pretax income (29% and 9% respectively, vs. 4% for Gold
Horse), based on most recently available FY results. In fact, American Lorain provides no table of contractual obligations whatsoever. Both these companies trade on higher-level exchanges than Gold
Horse, and these companies are probably in a better position to deal with the burdens of additional disclosure.  An American company that trades on the NYSE, Amcon Distributing, is nearly identical to
Gold Horse in terms of shareholder's equity, float and trading volume, and provides no table of contractual obligations, yet its interest expense is much greater (10% of pretax income vs. 4% for Gold
Horse).

Question:
2. Your allowance for doubtful accounts at June 30, 2011, is $845,261, equal to 10% of accounts receivable. In future filings, please provide a detailed explanation of why this is reasonable, given you have had no bad debt expense in over three years.

Response:
Although it is true that Gold Horse has no net bad debt expense within the three fiscal years ending June
30, 2011, Gold Horse continues to record bad debt expense on a gross basis, and Gold Horse has taken bad debt allowances during this period, as shown for Customer 6 and many other customers in Schedule
C (ref. letter from Gold Horse to SEC dated April 24, 2012).   There has been no net bad debt expense
during this period, since the largest components of Gold Horse's bad debt allowance relate to amounts due prior to these three fiscal years, and Gold Horse has reversed some of these amounts during the three fiscal years ending June 30, 2011.

Question:
It appears you routinely receive payment on amounts aged over a year and such lapse times are routine in your business. Please provide a detailed explanation of the reasons for this, with a view to supporting why these amounts are properly recorded as current accounts receivable at inception.
Please explain why you "usually" make a full allowance on accounts receivables, other receivables and prepayments with aging over a year when circumstances indicate you routinely collect receivables past this time.

Response:
Although Gold Horse has received large payments on amounts aged over a year, most of these payments relate to amounts reserved (allowances made) prior to June 1, 2008 (some of these amounts may be related to a looser fiscal environment, delays in approvals, or changes in regional planning, as I will discuss in my response to subsequent questions).  For amounts reserved after that date, Gold Horse does not routinely receive payment on amounts aged over a year.  For example, in Schedule C, the vast majority of the amounts which are overdue more than 1 year have no record of payment after passing the
1 year overdue mark. Also, of the three largest allowances in Schedule C, which constitute nearly 90% of the total bad debt allowance as of December 31, 2011, Gold Horse has received payment of only 16% of amounts that remained outstanding after one year.  It is highly probable that all amounts aged over one year were properly recorded as accounts receivable at inception, since the portion of these amounts that were not paid during the first year are a very small fraction of total accounts receivable recorded during
the periods in question.   For example, as of December 31, 2011, only 6.11 million RMB of accounts
receivable were more than 1 year overdue.   This amount, which is less than US $1 million, compares to nearly $67 million revenue booked in calendar year 2010.

Question:
Please confirm you routinely assess past collections experience in developing your estimate of doubtful accounts.
Verify and disclose in future filings that you accrued losses from uncollectible receivables when your review indicates that it is probable the amounts will not be collected. Refer to paragraphs 35-8 and 35-9 of ASC 310-10-35.

Response:
Gold Horse stated in its response letter dated April 24, 2012, that a "review and estimate of collectability"
is conducted prior to making an allowance on accounts receivable.  Gold Horse does not record bad debt allowances on all accounts receivable with aging over one year, as can be seen in the accounts receivable aging analysis for Customers 4, 15 and 20 in Schedule C of the April 24 response letter.  Gold Horse has previously stated in its filings that it accrues losses for uncollectible receivables based on the following policy (quoted from Gold Horse Form 10-K for FY ended June 30, 2011):

"The Company has a policy of reserving for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing receivables. The Company periodically reviews its receivables to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt."

Thus, it is clear that Gold Horse takes into account probability of collection when accruing losses for uncollectible receivables.

Question:
3. In your response you state, "In FY 2011, a large amount of accounts receivable with long aging was collected due to completion of construction projects." Please provide us with an expanded explanation of this circumstance.  For example, clarify the nature of the accounts receivable initially recorded, when the associated revenue was recorded, and why the accounting treatment was appropriate when it appears the customer did not pay you until much later when the construction projects were completed. Describe the material terms and conditions regarding recognition of revenue on these projects.

Response:
A review of Gold Horse's history of accounts receivable (AR) collection is probably appropriate at this point.  One method of gauging accounts receivable risk is Days Sales Outstanding (DSO).  I have used
Gold Horse's Form 10-K filings, and going-public 8-K filing (dated July 9, 2007), to estimate DSO using gross accounts receivable and trailing twelve month revenues (to smooth out seasonal fluctuations).  FY
2005 accounts receivable were estimated from cash flow statements. Prior to Gold Horse going public in
mid-2007, Gold Horse kept a much higher level of DSO.   I have estimated the DSO at 138 days for fiscal
year end 2005, 183 days for fiscal year end 2006, 77 days for fiscal year end 2007, and 47, 58, 64 and 42
days respectively for the following 4 fiscal years.   In the interim (quarterly periods), DSO likely exceeded
250 days during FY 2007.   Most of Gold Horse's accounts receivable with long aging appear to have been recorded during the period of high DSO, and many large allowances were recorded during and shortly after this period (the accounts receivable allowance reached $1.5 million during parts of FY 2007 and 2008).  The material terms and conditions regarding recognition of revenue is described as follows from Gold Horse's Form 10-K:

"Revenue from the performance of general contracting, construction management and design-building services is recognized upon completion of the service."

This can be problematic if the customer has a different interpretation of when the service is complete, which may have been borne out in the high DSO prior to the company going public in 2007.  In its April
24, 2012 response letter, Gold Horse mentioned construction delays. I do not completely understand how construction projects could be started and receivables recorded, then delayed for many years before resumption and eventual completion, but such delays could be related to land use rights issues (see below
for an example).   Alternately, the delays could have been related to a different project for the same entity.
In FY 2011, Gold Horse swapped over $5 million of accounts receivable for deposits on land use rights;
this is evidence of multiple dealings with the same entity.

Question:
4. Please provide us with a similar explanation of the accounting treatment for the receivables from the
Yuquan District Procuratorate and why they were not paid until much later.

Response:
The delinquent receivable from Yuquan District Procuratorate was classified as an "other receivable" by
Gold Horse in its April 24 response letter.   An "other receivable" is defined by Gold Horse in its FY 2011
Form 10-K as follows:

"Other receivables are primarily related to advances made to various vendors and other parties in the normal course of business"

Thus, no revenue would be associated with this receivable.   Based on a review of Gold Horse's
disclosures for other receivables, the $501,578 allowance could only have been booked in the fourth
quarter of fiscal 2007.   Indeed, Gold Horse notes in its FY 2009 Form 10-K:

"The significant allowance for doubtful accounts for the Company's outstanding other receivables was recorded in fiscal 2007 after the Company made several attempts to collect and significant other receivable amounts were still outstanding for an extended period of time."

Upon review of company filings, most of the "other receivables" relate to prepayments/deposits for land
use rights.   This instance may have been no different.   Procuratorate (Yu Quan) Housing Estates was
expected to commence construction in July 2007, but was delayed, due to delays in approval of the land use rights certificate.  However, as per Note 7 of Gold Horse's FY 2009 Form 10-K:

"During fiscal 2009, the Company got government permission to build on top of the land.   Therefore, the
deposit on land use rights is to be transferred to construction in process."

Upon a review of Gold Horse's quarterly filings, which provide detailed disclosure of deposits for land use rights, it is apparent that this transfer occurred in the fourth quarter of fiscal 2009, and it also apparent that Gold Horse reversed the majority of the approximately $800,000 allowance for other receivables in this same quarter.

Question:
5. Please clarify whether the negative amounts on Schedule C, provided with your April 24, 2012,
response represent cash receipt of payments from the customers.   If there are any exceptions, please
provide a full explanation.

Response:
These appear to be cash payments.  Gold Horse has disclosed settlement of accounts receivable for other than cash at the end of its cash flow statements in its Form 10-K for the 2009 fiscal year ($3.9 million of accounts receivable was swapped for land, some of which was quickly sold in order to timely repay an overdue convertible debenture), and in its Form 10-K for the 2011 fiscal year, for a large amount in the
June quarter.  There have been no other reported noncash settlements of accounts receivable in its filings, and the reported quarterly cash flows due to changes in accounts receivable generally match the quarterly
changes in gross accounts receivable, except for these two large reported noncash settlements.   Thus,
there should be a high level of confidence that, as a minimum, all of the larger payments (>1 million
RMB) represented by negative amounts on Schedule C were in cash.

Yours truly,
Michael Koza
Sacramento CA
(916) 718-7852

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